Exhibit 99.2

CERTIFICATE PURSUANT TO SECTION 2.20

OF NATIONAL INSTRUMENT 54-101

COMMUNICATION WITH BENEFICIAL OWNERS OF

SECURITIES OF A REPORTING ISSUER (the “Instrument”)

TO:	British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

New Brunswick Securities Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Securities Commission of Newfoundland and Labrador

Government of Yukon

Government of Northwest Territories

Government of Nunavut

Re:	Special Meeting (the “Meeting”) of Northgate Minerals Corporation (the “Corporation”) to be held on October 24, 2011

I, Matthew J. Howorth, Vice President, General Counsel and Corporate Secretary of the Corporation, hereby certifies for and on behalf of the Corporation, and without personal liability, that in connection with the Meeting:

(a)	the Corporation has arranged to have proxy-related materials (as defined in the Instrument) for the Meeting sent in compliance with the Instrument to all beneficial owners (as defined in the Instrument) at least 21 days before the date fixed for the Meeting;

(b)	the Corporation has arranged to have carried out all of the requirements of the Instrument in addition to those described in paragraph (a) above; and

(c)	the Corporation is relying on Section 2.20 of the Instrument.

Signature Page Follows

DATED as of the 26th day of September, 2011.

NORTHGATE MINERALS CORPORATION

By:	“Matthew J. Howorth”
Name: Matthew J. Howorth
Title: Vice President, General Counsel and Corporate Secretary